CONTENTS

CORPORATE INFORMATION	1

O2MICRO FACTS AND FIGURES	3

CHAIRMAN’S STATEMENT	5

FINANCIAL HIGHLIGHTS	7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	19

DIRECTORS AND SENIOR MANAGEMENT	20

DIRECTORS’ REPORT	22

CORPORATE GOVERNANCE REPORT	32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	39

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CORPORATE INFORMATION

Independent Registered Public Accounting Firm	Deloitte Touche Tohmatsu 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong

Legal counsel	Morrison & Foerster LLP Hong Kong office 41st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Palo Alto office 755 Page Mill Road Palo Alto, California, USA 94304	Maples and Calder PO Box 309 GT Ugland House South Church Street, George Town, Grand Cayman Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Geok Ling Goh
Keisuke Yawata
Lawrence Lai-Fu Lin
Xiaolang Yan

Qualified Accountant	Jane Liang (CPA)

Joint Company Secretaries	Chuan Chiung “Perry” Kuo
Ngai Wai Fung (FCS and FCIS)

Authorized Representatives	Chuan Chiung “Perry” Kuo Sterling Du Venantius Tan (alternate to Sterling Du)

Hong Kong Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong

Depositary for American Depositary Receipts	The Bank of New York ADR Division One Wall Street, 29th Floor New York, New York, USA 10286

Compliance Advisor	Evolution Watterson Securities Limited 5th Floor, 8 Queen’s Road Central Hong Kong

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929	11th Floor, 54, Sec 4, Minsheng E. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	M&C Corporate Services Limited Ugland House, P.O. Box 309 GT South Church Street, George Town Grand Cayman, Cayman Islands

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	8th Floor, Gloucester Tower The Landmark, 15 Queen’s Road Central Hong Kong

Company Background

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 7,103 patent claims granted worldwide as of April 19, 2007, and over 8,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the website at www.o2micro.com.

To our shareholders

2006 was a year of significant growth for O2Micro. While many semiconductor companies struggled for growth, O2Micro grew revenues 18.3% from $105.6 million in 2005 to $124.9 million for the fiscal year ended December 31, 2006. This growth was accentuated by our Q4 record revenues of $36.3 million.

O2Micro enhanced its leadership position in analog and mixed signal power management products in 2006. In the Consumer market, O2Micro is a recognized leader offering backlight inverters, power management units, and LED drivers for high performance solutions used by leading suppliers of LCD TV, LCD monitor, and portable hand held devices.  In the Industrial and Transportation markets, O2Micro offers a variety of power management and battery management products.  In the Notebook Computer market, we successfully introduced new products enhancing our leadership including our PCI Express, Chargers, Inverters, Battery Management, and DC/DC products.

Our revenue growth can be attributed not only to the expansion of our analog and mixed signal IC sales in Consumer, Computer, Industrial, and Transportation markets but also our Security Systems that are rapidly gaining international acceptance in the Communications market.

Our increasing R&D investments, including a record $8.7 million in 2006, will enable us to continue our leadership while expanding our focus into more growth markets. To sustain O2Micro’s growth opportunities, we are also making major capital investments to expand all primary areas of our production capability. This includes significant investments in wafer fabrication partnerships and expansion of our own test production facilities.  As a result of significant capital investments made in 2006, we are now in the process of ramping capacity of our wholly owned testing facility near the center of China’s rapidly expanding electronics industry.

As we move into the future, O2Micro will continue to focus on growth and profitability from products that contribute high value to customers and have high barriers to entry for competition. Our Intellectual Property portfolio expanded to 260 patents and 6,461 claims being issued by year end.  The value of this intellectual property was made evident by our successful defense of Intellectual Property in the United States court system.  While this litigation resulted in large legal expenses in 2006, we expect to recoup much of this expense through court awards, royalties, and ongoing growth.

It is our belief that O2Micro will maintain a leadership position and ongoing growth through our focus on rapidly growing markets, our system level design expertise, and our ability to provide our customers with leading edge solutions.

Thank you for your continued support of O2Micro.
 Sterling Du
Chairman of the Board and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

CONSOLIDATED BALANCE SHEETS

(in Thousand US Dollars, Except Per Share Amounts)

	December 31,
	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$46,375	$45,438
Restricted cash	5,605	8,342
Short-term investments	55,653	19,697
Accounts receivable, net	11,460	18,987
Inventories	15,943	14,076
Prepaid expenses and other current assets	6,665	7,379

Total current assets	141,701	113,919

LONG-TERM INVESTMENTS	16,898	24,059

PROPERTY AND EQUIPMENT, NET	23,319	41,427

RESTRICTED ASSETS	14,492	14,540

OTHER ASSETS	3,245	3,075

TOTAL	$199,655	$197,020

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$5,760	$9,851
Income tax payable	3,907	991
Accrued expenses and other current liabilities	14,092	12,212

Total current liabilities	23,759	23,054

ACCRUED RETIREMENT BENEFIT COSTS	-	455

Total liabilities	23,759	23,509

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 per value per share; Authorized - 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share; Authorized - 4,750,000,000 shares; Issued - 1,967,824,350 shares and 1,906,969,950 shares as of December 31, 2005 and 2006 shares and 1,967,824,350 shares as of December 31, 2003, 2004 and	39	38
Treasury stock - 15,030,000 shares and nil as of December 31, 2005 and 2006, respectively	(3,296)	-
Additional paid-in capital	141,532	140,224
Retained earnings	38,739	33,877
Accumulated other comprehensive loss	(1,118)	(628)

Total shareholders' equity	175,896	173,511

TOTAL	$199,655	$197,020

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousands of US Dollars, Except Per Share Amounts)

	Years Ended December 31,
	2005	2006

NET SALES	$105,552	$124,915
COST OF SALES	40,741	56,772

GROSS PROFIT	64,811	68,143

OPERATING EXPENSES
Research and development (a)	25,421	31,751
Selling, general and administrative (a)	20,279	29,209
Patent related litigation	10,174	10,962
Stock Exchange of Hong Kong listing expenses	2,460	786

Total operating expenses	58,334	72,708

INCOME (LOSS) FROM OPERATIONS	6,477	(4,565)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,824	3,627
Impairment loss on long-term investments	-	(756)
Foreign exchange loss, net	(443)	(261)
Other, net	323	248

Total non-operating income	2,704	2,858

INCOME (LOSS) BEFORE INCOME TAX	9,181	(1,707)
INCOME TAX EXPENSE (BENEFIT)	1,034	(2,450)

NET INCOME	8,147	743

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(238)	695
Unrealized loss on available-for-sale securities	(770)	(205)

Total other comprehensive (loss) income	(1,008)	490

COMPREHENSIVE INCOME	$7,139	$1,233

EARNINGS PER SHARE:
Basic	$0.0042	$0.0004

Diluted	$0.0041	$0.0004

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,961,168	1,932,575

Diluted (in thousands)	1,997,459	1,946,896

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	-	1,181
Selling, general and administrative	-	1,408

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have grown from US$105.6 million in 2005 to US$124.9 million in 2006. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by providing new products to the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from US$58.3 million in 2005 to US$72.7 million in 2006. Our operating expenses increased primarily from new product development efforts, hiring additional personnel and expanding our operations and recognized stock-based compensation due to adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (R).

Our net income was US$8.1 million in 2005 and US$743,000 in 2006. We have been profitable in each quarter since the quarter ended September 30, 1999 except for the quarter ended June 30, 2006. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of US$33.9 million as of December 31, 2006.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the years ended December 31, 2005 and 2006, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

The majority of our net sales is generated from sales of our products used in liquid crystal display (LCD) monitors, LCD televisions, LCD notebook computer panels and LCD panels for global positioning systems (GPS). As a result, changes in demand for these products affect our results of operations. The markets for these products have experienced strong growth in the past, driven primarily by the consumer preference toward thinner and larger displays and mobile computing. Although these trends have increased the demand for our products, there can be no assurance that such trends will continue.

Technology migration and new products

Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product’s life cycle as the current generation of integrated circuits is replaced by next-generation products. Price erosion is usually faster in digital integrated circuits compared to analog and mixed-signal integrated circuits, because analog and mixed-signal integrated circuits are relatively more difficult to replace given the physical layout and electrical characteristics of their circuits. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles.

Manufacturing costs

As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 38.6% to 45.4% of our net sales for each of the years ended December 31, 2005 and 2006. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

Research and development is a high priority for us. As at December 31, 2006, we had 613 design engineers, representing more than 61% of our total workforce. In 2005 and 2006, we spent 24.1% and 25.4% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. We intend to continue to strengthen our design capabilities in China. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent related litigation

Patent related litigation expenses concerning our legal proceedings against Monolithic Power Systems, Inc. (“MPS”) and other companies in the United States, Taiwan and China also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2006, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certificate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some or all of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsel and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management’s judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors’ sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, “Accounting for Contingencies”, should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We grant stock options and other awards to our employees and certain non-employees. Prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares of our Company (the “Shares”) and the exercise price of the stock option.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (R), “Share-Based Payments,” using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R)). Results for periods prior to January 1, 2006, have not been restated.

At the end of June 2005, our Board approved the acceleration of the vesting of options with exercise prices greater than US$17.00 (pre-split basis). Our Board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on our market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Treasury stock

We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of our issued share capital.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Years ended December 31, 2005 and 2006

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Year ended December 31,
	2005	2006
	%	%
Consolidated Statement of Operations Data:
Net sales	100.0	100.0
Cost of sales	38.6	45.4

Gross profit	61.4	54.6
Operating expenses:
Research and development	24.1	25.4
Selling, general and administrative	19.2	23.4
Patent related litigation	9.6	8.8
Stock Exchange of Hong Kong listing expenses	2.3	0.6

Total operating expenses	55.2	58.2

Income (loss) from operations	6.2	(3.6)
Non-operating income - net	2.5	2.2
Income tax expenses (benefit)	1.0	(2.0)

Net income	7.7	0.6

The following table sets forth the breakdown of our net sales by product category in each of 2005 and 2006:

	Year Ended December 31,
	2005	2006
	(US$000)	(US$000)
Integrated Circuits:
Analog	87,657	98,612
Mixed-signal	6,484	8,554
Digital	11,305	17,097
Systems Security Solutions	45	646
Licensed Intellectual Property	61	6

Total	105,552	124,915

Net Sales.    Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2006 were US$124.9 million, an increase of US$19.4 million or 18.3% from US$105.6 million for the year ended December 31, 2005. The increase in sales resulted primarily from increased unit shipments to our existing customers, expansion of our customer base and the introduction of new products. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2005 to 2006. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions, and portable media players. Net sales from analog integrated circuit products in 2006 were US$98.6 million, an increase of US$11.0 million or 12.5% from US$87.7 million in 2005. In 2006, net sales from our digital integrated circuit products were US$17.1 million, an increase of US$5.8 million or 51.2% from US$11.3 million in 2005, which resulted primarily from increased sales of Standard CardBus controller products in the second half year of 2006. In 2006, net sales from our mixed-signal integrated circuit products were US$8.6 million, an increase of US$2.1 million or 31.9% from US$6.5 million in 2005, which primarily resulted from increased shipments for our power switch and DC/DC controller products.

Gross Profit.    Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2006 was US$68.1 million, an increase of US$3.3 million or 5.1% from US$64.8 million for the year ended December 31, 2005. This increase was primarily due to increased sales of our integrated circuit products. Gross profit as a percentage of net sales for the year ended December 31, 2006 decreased to 54.6% from 61.4% for the year ended December 31, 2005 primarily due to increased sales of our lower margin products. Standard CardBus controller and power switch products are lower margin products because the technology used in these products has become commoditized in our industry. Our other products, which use our proprietary technologies, are more complex with enhanced features, thereby allowing us to command a higher margin on these products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2006 were US$31.8 million, an increase of US$6.3 million or 24.9% from US$25.4 million for the year ended December 31, 2005. This increase primarily resulted from increased hiring of design engineers, increased consultancy fees paid to outside consultants in respect of certain research and development projects and the stock-based compensation expense recognized due to adoption of SFAS No. 123 (R). As a percentage of net sales, research and development expenses were 25.4% for the year ended December 31, 2006, an increase from 24.1% for the year ended December 31, 2005. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2006 were US$29.2 million, an increase of US$8.9 million or 44.0% from US$20.3 million for the year ended December 31, 2005. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased promotional expense, increased traveling expense and the stock-based compensation expense recognized due to adoption of SFAS No. 123 (R). As a percentage of net sales, selling, general and administrative expenses were 23.4% for the year ended December 31, 2006, an increase from 19.2% for the year ended December 31, 2005. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

Patent Related Litigation Expenses.    Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the year ended December 31, 2006 were US$11.0 million, an increase of US$788,000 or 7.7% from US$10.2 million for the year ended December 31, 2005. This increase was primarily due to increased activity in various litigation matters. As a percentage of net sales, patent related litigation expenses were 8.8% for the year ended December 31, 2006, a decrease from 9.6% for the year ended December 31, 2005. We expect that patent related litigation expenses will continue to fluctuate for the foreseeable future.

Stock Exchange of Hong Kong Listing Expenses. The Stock Exchange of Hong Kong Limited (the “SEHK”) listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the year ended December 31, 2006 was US$786,000, a decrease of US$1.7 million or 68.0% from US$2.5 million for the year ended December 31, 2005. This decrease was primarily due to decreased listing activities in 2006 as we had completed our SEHK listing in March 2006. As a percentage of net sales, the SEHK listing expenses were 0.6% for the year ended December 31, 2006, a decrease from 2.3% for the year ended December 31, 2005.

Non-Operating Income-Net.    Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments, and foreign exchange transaction losses. Non-operating income-net was US$2.9 million for the year ended December 31, 2006, increasing from US$2.7 million for the year ended December 31, 2005, reflecting increased interest earned on cash and cash equivalents, and short-term investments .

Income Tax Expense (benefit).    Income tax benefit was approximately US$2.5 million for the year ended December 31, 2006, compared to an income tax expense of US$1.0 million for the year ended December 31, 2005. This difference was primarily due to a reversal of an accrual of income tax payable upon the completion of examination of tax filing for 2001 by Taiwan Tax Authority.

Net income.    As a result of the above factors, our net income was US$743,000 for the year ended December 31, 2006, a decrease of US$7.4 million from US$8.1 million for the year ended December 31, 2005. Our net income as a percentage of net sales decreased to 0.6% for the year ended December 31, 2006 from 7.7% for the year ended December 31, 2005. This decrease was primarily due to an increase in both selling, general and administrative expenses and research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities, our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of December 31, 2006, cash and cash equivalents and short-term investments were US$65.1 million.

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$11.0 million and US$3.3 million for the years ended December 31, 2005 and 2006, respectively.

The decrease between 2005 and 2006 was mainly due to a decrease of US$7.4 million in net income, an increase of US$7.5 million in accounts receivable in 2006 as compared to an increase of US$2.0 million in 2005, and an increase of US$11,000 in accrued expenses and other liabilities in 2006 as compared to a increase of US$5.6 million in 2005. The decrease in net income was primarily due to an increase in both selling, general and administrative expenses and research and development expenses. The increase of accounts receivable in 2006 was primarily due to increased sales to customers on credit. The increase of accrued expense and other liabilities in 2005 was primarily due to accruals for SEHK and litigation expenses.

Investing activities

In 2006, we had a net cash inflow from investing activities of US1.7 million as compared to a net cash outflow of US$19.3 million in 2005. This increase in net cash provided by investing activities between 2005 and 2006 was principally due to an increase of US$29.0 million in net sales of short-term investments. This increase was partially offset by an increase of US$8.5 million in net acquisitions of property and equipment.

Financing activities

Our net cash outflow from our financing activities in 2005 was US$2.1 million as compared to a net cash outflow of US$6.2 million in 2006. The increase in net cash used between 2005 and 2006 was primarily due to the repurchase of US$7.6 million of our Shares and American depositary shares under a share repurchase program in 2006 as compared to a repurchase of US$4.4 million in 2005, which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

Working capital

The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this report. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans. If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of our directors, subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Distributable reserves

We have been advised that “profits” as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of December 31, 2006, we had no funds reserved for distribution to our shareholders.

Contingent liabilities

As at the close of business on December 31, 2006, we did not have any material contingent liabilities.

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2004, 2005 and 2006, our total capital expenditures amounted to US$8.4 million, US$14.9 million and US$23.4 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of December 31, 2006:

	Total	2007	2008	2009	2010	2011
	(in thousands of US dollars)
Operating Lease Commitments	3,189	1,670	723	365	369	62
Purchase Commitments	502	502	0	0	0	0
Licenses, Maintenance and Support	983	785	150	48	0	0

Total	4,674	2,957	873	413	369	62

LONG-TERM INVESTMENTS

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

As of December 31, 2006, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Size of Investment	Approximate percentage of voting power (%)

X-FAB(1)	Semiconductor foundry	July 2002	US$5.0 million	1.60%

360 Degree Web Ltd.(2)(3)	Developer of intelligent security software solutions	January 2003 January 2005	US$1.8 million US$235,000	19.52%

GEM Services, Inc.(1)	Semiconductor assembly and testing service provider	August 2002	US$500,000	0.96%

Etrend Hightech Corporation(1)	Semiconductor assembly and testing service provider	December 2002 July 2003 March 2004	US$500,000 US$147,000 US$313,000	9.07%

Asia SinoMOS Semiconductor Inc.(1)	Semiconductor foundry	January 2005 May 2006 December 2006	US$5.0 million US$3.3 million US$4.8 million	18.44%

Silicon Genesis Corporation	Developer of silicon products and other engineered multi-layered structures for integrated circuits	December 2000	US$500,000	0.09%

CSMC(1)	Semiconductor foundry	August 2004	US$4.5 million	2.58%

Philip Ventures Enterprise Fund	Fund Management Company	November 2005	SG$1,000,000	2.00%

Notes:

1.	One of our current suppliers or service providers.

2.
We sold 1,000,000 of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000. As of December 31, 2006, we held an aggregate of 2,264,102 shares of preferred stock in such company.

3.	360 Degree Web Ltd. sells certain software to several of our customers which is used in connection with our products.

As at the date of this annual report, we held less than 20% of the shareholding interest in each of our long-term investments.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2006, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of December 31, 2006.

	2007	2008	2009	2010	There-after	Total	Fair Value
	(in thousands of US dollars)
Time Deposits Fixed rate	6,273	0	1,580	0	0	7,853	7,820
Government Bonds Fixed rate	14,132	29	0	0	0	14,161	14,161

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2006, we held approximately US$23.3 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the years ended December 31, 2005 and 2006, we experienced net foreign exchange losses of approximately US$443,000 and US$261,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology.

These forward-looking statements include, without limitation, statements regarding our ability to rapidly gain international acceptance in the Communications market; our ability to continue our leadership; our ability to expand our focus into more growth markets; our ability to sustain growth opportunities; our ability to expand all primary areas of our production capability; our ability to expand our own test production facilities; our ability to ramp capacity of our wholly owned testing facility; our ability to focus on growth and profitability from products that contribute high value to customers and have high barriers to entry for competition; our ability to recoup legal expense through court awards, royalties and ongoing growth; our ability to maintain a leadership position and ongoing growth; our ability to provide customers with leading edge solutions; our commitment to grow research and development; our anticipation that the consumer market will continue to rapidly expand; our anticipation of continued demand for our products and continued growth and success; our intention to bring some of the more critical semiconductor testing activities in-house; our ability to develop new products that have improved features and can achieve broad commercial acceptance; our intention to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles; our intention to continue to strengthen our design capabilities; our expectation to continue to develop innovative technologies; our expectation that overall gross margin and gross profit as a percentage of net sales will likely fluctuate in the future; our expectation that new products typically have higher gross margins and that gross margins typically decline over the life of the products; our expectation that research and development expenses as a percentage of net sales will fluctuate; our expectation to continue development of innovative technologies and processes for new products; our expectation to continue to invest significant resources in research and development; our expectation that selling, general and administrative expenses and patent litigation expenses will continue to increase and fluctuate; our expectation that we will experience highest sales volume in the consumer electronics and computer markets in the third and fourth quarter of each year; our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months; our anticipation that we will not pay dividends in the foreseeable future; our intention not to have significant share ownership in, or active participation in the management of, companies in which we have made strategic investments; our expectation that our results of operations or cash flows will not be affected to any significant degree by sudden short-term change in market interest rates; our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profits, our ability and efforts to reduce costs and expenses, our expectations regarding outcome of litigation matters, and our statements regarding the effect of adoption of certain accounting policies.

These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed elsewhere in this annual report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this annual report.

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Sterling Du, aged 47, has served as our chief executive officer and chairman of our Board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc. Mr. Du received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Science degree in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung "Perry" Kuo, aged 47, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

James Elvin Keim, aged 62, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a Bachelor of Science degree in engineering from Iowa State University, a Master of Science degree in electrical engineering and a Master of Business administration degree from the University of Illinois.

Independent Non-executive Directors

Michael Austin, aged 71, has served as a Director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Geok Ling Goh, aged 65, has served as a Director since January 2000, as a member of the audit committee since August 2000 and as a Class I Director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Sembcorp Industries Ltd., Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He is also the chairman of Sembcorp Marine Ltd and serves as Trustee of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Lawrence Lai-Fu Lin, aged 56, has served as a Class II Director and member of the audit committee since June 2003. Mr. Lin is now the Chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as independent non-executive director and chairman of the audit committee of Yageo Corporation, and corporate supervisor of TexYear Industries Inc., both of which are Taiwan incorporated companies. He graduated from Taipei Vocational Commercial School in 1969.

Keisuke Yawata, aged 72, has served as a Director since October 1999, as a member and the chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a Bachelor of Science degree in electrical engineering from Osaka University in Osaka, Japan and a Master of Science degree in electrical engineering from Syracuse University.

Xiaolang Yan, aged 60, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China's National Integrated Circuit Talent Education Program and Vice President of China Semiconductor Industry Association. From May 2002 to October 2006, he was the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his Bachelor of Science and Master of Science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

Senior management

Ivan Chang, aged 44, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a Bachelor of Science degree in Accounting from Soochow University and a Master of Science degree in Accounting Information from University of Maryland, College Park.

Johnny Chiang, aged 49, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a Bachelor of Science degree in Industrial Engineering from Chung Yung University.

Jane Liang, aged 38, is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. Prior to being appointed our Qualified Accountant, Ms. Liang held positions as a senior finance manager with Bausch & Lomb (Shanghai) Trading Co. and as an accounting supervisor with Exxon Chemical (Shanghai) Trading Co. Ms. Liang holds a masters and a Bachelors degree in Philosophy from Fudan University.

DIRECTORS’ REPORT

Directors

The Directors of our Company as at the date of this annual report are as follows:

Executive Directors
Sterling Du
Chuan Chiung “Perry” Kuo
James Elvin Keim

Independent Non-executive Directors
Michael Austin
Geok Ling Goh
Lawrence Lai-Fu Lin
Keisuke Yawata
Xiaolang Yan

Details of each member of the Board are set out in the “Directors and Senior Management” section on pages 19 to 20 of this annual report.

Our Company has received annual confirmation from each of the Independent Non-executive Directors of his independence pursuant to Rule 13.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and our Company is satisfied of their independence.

Directors’ Service Contracts

During the financial year, one of the Directors had a service contract with our Company which was not determinable by our Company within one year without payment of compensation, other than statutory compensation.

Directors’ interests in contracts of significance

No contracts of significance subsisted during or at the end of the financial year in which a Director is or was materially interested.

Directors’ Interests in Shares and Underlying Shares

As at December 31, 2006, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporation’s (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong {the “SFO”}) shares, underlying shares or debentures required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO were as follows:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in the Company (9)
Sterling Du	O2Micro International Limited	Personal Interest(1)	121,897,500	6.39%
		Interest of Child under 18	15,000,000	0.80%
Chuan Chiung "Perry" Kuo	O2Micro International Limited	Personal Interest(2)	21,354,150	1.12%
James Elvin Keim	O2Micro International Limited	Personal Interest(3)	19,094,400	1.00%
		Corporate Interest(3)	10,420,000	0.55%

Michael Austin	O2Micro International Limited	Personal Interest(4)	4,450,000	0.23%
Geok Ling Goh	O2Micro International Limited	Personal Interest(5)	3,400,000	0.18%
Keisuke Yawata	O2Micro International Limited	Personal Interest(6)	3,375,000	0.18%
Lawrence Lai-Fu Lin	O2Micro International Limited	Personal Interest(7)	3,000,000	0.16%
Xiaolang Yan	O2Micro International Limited	Personal Interest(8)	3,000,000	0.16%

Notes:

1.
Mr. Du beneficially owns 93,085,000 Shares. In addition, Mr. Du holds options to purchase an aggregate of 43,812,500 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

2.
Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 15,416,650 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

3.
Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 19,000,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 10,420,000 Shares.

4.	Mr. Austin has been granted options to purchase an aggregate of 4,450,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

5.	Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

6.
Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

7.	Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

8.	Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

9.	The above percentage figures are calculated based on our issued and outstanding share capital as at the date of December 31 2006.

Substantial Shareholders’ Interests in Shares and Underlying Shares

As at December 31, 2006, based on the most recent filings with the US Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group are as follows:

Name of Substantial Shareholder	Nature of interest	Total number of Shares	Approximate percentage Interest in our Company
Wasatch Advisors, Inc.	Beneficial owner	7,374,219	19.33%
Wellington Management Company LLP	Beneficial owner	3,666,530	9.61%
Capital Research and Management Company	Beneficial owner	3,055,000	8.01%
RS Investment Management Company LLC		2,133,847	5.59%

Pre-emptive rights

There are no pre-emptive or similar rights under Cayman Islands law or our Memorandum and Articles of Association which would oblige us to offer new shares on a pro-rata basis to our existing shareholders.

Major customers and suppliers

For the year ended December 31, 2006, sales to our largest customer accounted for 8.5% of our net sales and the aggregate sales to our top five customers represented 33.1% of our net sales.

For the year ended December 31, 2006, our five largest suppliers accounted for approximately 79.5% of our total purchases, while our largest supplier accounted for approximately and 23.1% of our total purchases.

None of the Directors or their respective associates or, as far as the Directors are aware, any other shareholders owning more than 5% of our share capital were interested in any of our five largest suppliers and customers.

Sufficiency of public float

We have maintained a sufficient public float since the date of our listing on the SEHK.

Re-purchase of listed securities

During the year ended December 31, 2006 and as at the latest practical date of this annual report, we repurchased an aggregate of 62,502,450 Shares on the following dates and at the following purchase prices:

Date of Purchase	Total Number of Shares	Purchase Price per Share

January 4, 2006	95,000	0.2000
January 12, 2006	500,000	0.2244
April 18, 2006	1,000,000	0.2126
May 11, 2006	500,000	0.1997
May 12, 2006	1,000,000	0.1940
May 18, 2006	500,000	0.1860
May 24, 2006	500,000	0.1787
May 31, 2006	1,500,000	0.1745
June 2, 2006	750,000	0.1787
June 6, 2006	500,000	0.1781
June 7, 2006	500,000	0.1721
June 13, 2006	1,000,000	0.1593
June 22, 2006	250,000	0.1588
June 27, 2006	445,000	0.1426
July 7, 2006	1,025,000	0.1316
July 10, 2006	375,000	0.1288
July 12, 2006	840,000	0.1353
July 13, 2006	1,700,000	0.1339
July 14, 2006	1,100,000	0.1308
July 17, 2006	1,250,000	0.1279
July 18, 2006	1,000,000	0.1285
July 19, 2006	1,000,000	0.1337
July 20, 2006	1,000,000	0.1349
July 21, 2006	1,000,000	0.1327
July 24, 2006	225,000	0.1273
July 25, 2006	1,500,000	0.1242
July 26, 2006	275,000	0.1192
July 31, 2006	350,000	0.1186
August 2, 2006	300,000	0.1167
August 3, 2006	3,875,000	0.1109
August 4, 2006	2,775,900	0.1090
August 7, 2006	2,815,000	0.1038
August 9, 2006	415,000	0.1062
August 10, 2006	400,000	0.1049
August 11, 2006	500,000	0.1028
August 14, 2006	515,000	0.1030
August 15, 2006	2,500,000	0.1078
August 16, 2006	2,500,000	0.1082
August 17, 2006	1,100,000	0.1093
August 18, 2006	149,900	0.1105
August 22, 2006	1,975,000	0.1180
August 23, 2006	3,995,000	0.1196
August 24, 2006	3,999,750	0.1201
August 25, 2006	1,000,000	0.1196
August 28, 2006	3,976,900	0.1219
August 29, 2006	3,975,000	0.1237
February 13, 2007	755,000	0.1498
March 13, 2007	1,800,000	0.1468
March 14, 2007	1,500,000	0.1429

Total Number of Shares Repurchased	62,502,450

Pension schemes

We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the “US Internal Revenue Code”) and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the US Internal Revenue Service annual statutory limit amount of pretax salary.

There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company’s income statement with respect to the savings plan in 2006. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may “roll-over” such contributions to another qualified plan. There is no vesting or other requirements which an employee must fulfill in order to be entitled to return or “roll-over” of amounts contributed to the savings plan upon termination of employment.

We also participate in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. In October 2006, we adopted a defined benefit pension plan and established an employee pension fund committee for certain Taiwan employees who were subject to the Taiwan Standards Labor Law (“Labor Law”) to comply with local practices. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires us to contribute between 2% to 15% of employee salaries to a government specified plan, which we currently make monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan.

Equity Based Plans

1999 Employee Stock Purchase

The following is a summary of the principal terms of the 1999 Employee Stock Purchase Plan (the "ESPP") which was adopted by our Board and Shareholders in October 1999 and amended in October 2005 and December 2006.

(a) Purpose of the ESPP

The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

(b) Who may join

All employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-US jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c) Number of securities available for issue under the ESPP

As at the date of this annual report, an aggregate of 14,141,700 shares are available for issuance under the ESPP, representing approximately 0.74 % of our issued share capital.

(d) Individual Limit

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to options and purchase rights granted by us under the ESPP (or any other of our share incentive plans) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The US Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(e) Purchase Rights

The ESPP is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the US Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are 3 months in duration and commence on each February, May, August and November. Exercise dates are the last day of each purchase period.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant's withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay and shall commence on the first day of each offer period.

Upon termination of a participant's employment relationship, the payroll deductions credited to such participant's account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant's option will be automatically terminated.

(f) Administration of the ESPP

The Board or a committee designated by the Board (the "Administrator") administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(g) Purchase Price

The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised. We have obtained from the Stock Exchange a waiver from strict compliance with Listing Rule 17.03(9) relating to the discounted exercise price of option grants under the ESPP. We requested the waiver on the basis of the following reasons: the ESPP satisfies all other requirements of Chapter 17 of the Listing Rules except that the exercise price for the purchase of Shares will be at a discount to the market price of the underlying Shares on the date of grant; the ESPP is a plan designed to provide tax benefits to our US employees; the price per Share at which Shares are to be purchased under the ESPP will be not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right, or (ii) 90% of the fair market value of the Shares on the date that the purchase right is exercised; the ESPP operates as a savings-related share purchase plan which enables employees to purchase Shares through payroll deduction; all of our employees who meet certain minimum work and hour requirements are eligible to participate in the ESPP; notwithstanding the fact that the plan is designed for US tax benefit purposes, all employees are eligible to participate in the ESPP; and that we propose to maintain the listing of our Shares on the Nasdaq and the ESPP satisfies the requirements of the tax regulations in the US.

(h) Period of the ESPP

Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

2005 Share Option Plan

The following is a summary of the principal terms of the 2005 Share Option Plan (the "SOP") adopted by us on March 2, 2006.

(a) Purpose of the SOP

The purpose of the SOP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b) Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

(c) Number of securities available for issue under the SOP

As at the date of this annual report, an aggregate of 62,512,450 shares are available for issuance under the SOP, representing approximately 3.28 % of our issued share capital.

(d) Share options

Each option shall be designated as an Incentive Share Option or a Non-Qualified Share Option. Subject to the terms of the SOP, the Administrator shall determine the provisions, terms and conditions of each Option. Such terms and conditions shall be specified in written agreements evidencing the grant of the Option (an "Option Agreement").

An Incentive Option is an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Internal Revenue Code. A Non-Qualified Share Option is an option which is not intended to qualify as an Incentive Share Option. Non-Qualified Share Options may be granted to employees, Directors and consultants. The terms of Incentive Share Options must comply with specific requirements set forth under Section 422 of the US Internal Revenue Code. For example, Incentive Share Options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise of an Incentive Share Option. Also, Incentive Share Options may be granted only to our employees or the employees of our parent or subsidiary. As a result of satisfying such requirements, Incentive Share Options are eligible for preferential treatment under United States income tax rules.

(e) Individual Limit

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to Options granted by us under the SOP (or any other of our share incentive plans) to an employee, Director or consultant who receives an Option (a "Grantee") (including both exercised and outstanding options) in any 12 month period, may not exceed 1% (or 0.1% in the case of an "independent non-executive director" as the term is used in the Listing Rules) of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options to exceed 1% (or 0.1% in the case of an "independent non-executive director") of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(f) Exercise of Option

An Option shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SOP and specified in the Option Agreement. An Option shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made.

(g) Administration of the SOP

The Administrator shall be responsible for the administration of the SOP. Unless otherwise specified by the Administrator, there is no amount payable upon receipt of an Option, performance target that needs to be achieved by the participant before an Option can be exercised nor any minimum period for which an Option must be held before an Option can be exercised (subject to any applicable vesting schedule for the Option).

(h) Exercise Price

The exercise price for an Incentive Share Option granted to an employee who, at the time of the grant of such Incentive Share Option, owns shares representing more than 10% of the voting power of all classes of shares of our Company or any parent or subsidiary of our Company shall not be less than 110% of the greater of (1) the fair market value (as defined in the SOP) per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant. No amounts are payable upon receipt or acceptance of an Incentive Share Option by an employee.

The exercise price for an Incentive Share Option granted to an employee other than an employee described above shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

The exercise price for a Non-Qualified Share Option shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

(i) Period of the SOP

The SOP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

The term of each Option shall be as stated in the Option Agreement, provided however, that the term of an Option shall be no more than 10 years from the date of grant of that Option. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares representing more than 10% of the voting power of all our classes of shares or the shares of our parent or subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant of that Option or such shorter term as may be provided in the Option Agreement. The specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

2005 Share Incentive Plan

The following is a summary of the principal terms of the 2005 Share Incentive Plan (the "SIP") adopted by us on March 2, 2006.

(a) Purpose of the SIP

The purpose of the SIP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b) Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

(c) Number of securities available for issue under the SIP

As at the date of this annual report, an aggregate of 65,729,000 shares have are available for issuance under the SIP, representing approximately 3.44 % of our issued share capital.

(d)  Awards

The Administrator may award any type of arrangement to a Grantee that is not inconsistent with the provisions of the SIP and that by its terms involves or might involve the issuance of restricted Shares, cash, dividend equivalent rights, restricted Share units or stock appreciation right ("SAR") or similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more event, or the satisfaction of performance criteria or other conditions. Each Award shall be designated in a written agreement evidencing the grant of an Award (the "Award Agreement").

An SAR entitles the Grantee to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the SAR over the base appreciation amount. A dividend equivalent right entitles the Grantee to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the Grantee either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to the employer (or sold back at the original price) if the Grantee terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

(e) Limit of the SIP

Subject to the terms of the SIP, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 75,000,000. In addition, a right entitling a Grantee to compensation measured by dividends paid with respect to ordinary shares (a "Dividend Equivalent Right") shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the SIP.

(f) Purchase Price

The purchase price, if any, for an Award shall be as follows:

(1)	in the case of SARs, the base appreciation amount shall not be less than 100% of the fair market value per Share on the date of grant; and

(2)	in the case of restricted Shares, the Shares may be transferred to the Grantee either at a specified price or for no consideration;

(3)	in the case of restricted Share units, the units are transferred to the Grantee for no consideration; and

(4)	in the case of dividend equivalent rights, the rights are transferred to the Grantee for no consideration.

(g) Administration of the SIP

The Administrator shall be responsible for the administration of the SIP. An Award shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SIP and specified in the Award Agreement. An Award shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made.

(h) Period of the SIP

The SIP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

The term of each Award shall be as stated in the Award Agreement, provided however that the term of an Award shall be no more than 10 years from the date of grant of the Award.

Existing Equity Incentive Plans

The Existing Equity Incentive Plans were terminated as of our listing on the SEHK. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

Particulars of Outstanding Options

As at December 31, 2006, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:

Category	Total number of grantees in category	Number of Shares under outstanding Existing Options	% of total issued share capital	Exercise Period	Exercise Price (per Share)

Directors of our Company	8
Sterling Du		43,812,500	2.30%	10/31/2001-12/30/2015	US$0.1538 - US$0.2878
Chuan Chiung “Perry” Kuo		15,416,650	0.81%	04/30/2001- 12/30/2015	US$0.1538 - US$0.3494
James Elvin Keim		19,000,000	1.00%	04/30/2001- 12/30/2015	US$0.1538 - US$0.3494
Michael Austin		4,450,000	0.23%	10/16/1997- 10/31/2011	US$0.0017 - US$0.2878
Geok Ling Goh		3,400,000	0.18%	01/21/2000- 10/31/2011	US$0.13 - US$0.2878
Keisuke Yawata		2,721,500	0.14%	10/31/2001- 10/31/2011	US$0.2878
Lawrence Lai-Fu Lin		3,000,000	0.16%	06/30/2003- 06/30/2013	US$0.3226
Xiaolang Yan		3,000,000	0.16%	12/30/2005- 12/30/2015	US$0.2036
Senior Management of our Company	2
Ivan Chang		2,470,400	0.13%	10/28/1999-12/30/2015	US$0.1175 -US$0.4836
Johnny Chiang		4,800,000	0.25%	3/11/1999-12/30/2015	US$0.01 -US$0.4836
Consultants of our Company(1)	20	7,296,650	0.38%	10/28/1999-10/31/2013	US$0.13 -US$0.4262
Employees of our Company(2)	634	200,375,300	15.70%	10/1/1997-1/31/2016	US$0.002 -US$0.4836
Total number of Shares under outstanding Existing Options		306,743,000

Notes:

1. None of these consultants is a connected person of the Company.

2. Includes grantees who are no longer employees of the Company.

No consideration was paid or is payable for the grant of any of the existing options.

Disclosure under Rules 13.11 to 13.19 of the Listing Rules

The Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

This report sets out information in respect of our compliance with the Code on Corporate Governance Practice (the “Code”) contained in Appendix 14 and the Code of Conduct for securities transactions by the Directors (the “Model Code”) contained in Appendix 10 of the Listing Rules.

CODE OF CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

The Board

Our Company is headed by a Board of eight Directors, five of whom are Independent Non-executive Directors. Information on their backgrounds and experiences has been set out on pages 20 to 21 of this annual report.

The Board is responsible for establishing broad corporate policies and for overseeing our overall performance. The Board reviews significant developments affecting us and acts on matters requiring its approval. The other responsibilities of the Board include the following:

(i)	formulating and approving our overall business strategies, objectives, business plans, policies and investment proposals as well as monitoring and supervising management’s performance; and

(ii)	monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board is supported by three committees, the audit, compensation and nomination committees. Each committee has its own responsibilities, powers and functions. The chairmen of the respective committees report to the Board regularly and make recommendations on matters discussed when appropriate.

The Board of Directors held 5 meetings in 2006, of which Mr. Du attended 5 meetings; Mr. Kuo attended 5 meetings; Mr. Keim attended 5 meetings; Mr. Austin attended 4 meetings; Mr. Goh attended 5 meetings; Mr. Lin attended 5 meetings; Mr. Yawata attended 4 meetings and Mr. Yan attended 3 meetings. The audit committee held 7 meetings in 2006, of which the members, Messrs. Goh, Lin and Yawata, attended all 7 meetings. The compensation committee held 2 meeting in 2006, which both members, Messrs. Austin and Lin, attended.

Chairman and Chief Executive Officer

Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. After considering the relevant principle of Code Provision A.2.1 of the Code and examining our management structure, the Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Throughout the year under review, each Board meeting was attended by not less than two-thirds of the Directors. Further, there is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual.

In addition, as five of the eight members of the Board are Non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

Board composition

The Board currently comprises eight Directors, of whom three are executive Directors and five are independent non-executive Directors, representing more than one-third of the Board. Each member of the Board has different professional abilities and backgrounds and is well-experienced in their respective fields. There are no financial, business, family or other material relationships among our Board members.

We post the latest list of Directors and biographical information on each Director on our website at www.o2micro.com.

Appointments, re-election and removal

The Board has established procedures addressing the nominating process, identification and evaluation of candidates for Directors and for the appointment of new Directors. The independent non-executive Directors perform the functions of a nominating committee to suggest and screen candidates for the position of Director. In considering candidates for Director, the independent non-executive Directors will review individuals from various disciplines and backgrounds. Qualifications to be considered include broad experience in business, finance or administration; familiarity with national or international business matters; familiarity with our industry or prominence and reputation. The nominating committee was established. The nominating committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The nominating committee is currently comprised of two of the Company’s Directors, Michael Austin and Xiaolang Yan.

In accordance with our Articles of Association, we have divided our Board into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of Directors or as nearly equal in number as the then total number of Directors permits. The Directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting shall be elected for new three year terms.

Our Articles of Association allow for shareholders, by special resolution, to remove any Director before the expiration of his or her term of office notwithstanding anything in the Articles or in any agreement with the Directors (but without prejudice to any claim for damages under any such agreement). Further, our Directors have the power at any time to appoint any person to become a Director, either to fill a vacancy or as an addition to the existing Directors, except that the total number of Directors may not exceed the number fixed in accordance with our Articles. We have currently set the number of Directors at not less than five or more than nine persons, but a majority of our shareholders may, by ordinary resolution, increase or reduce the limits on the number of Directors.

Responsibilities of Directors

Each Director has received such briefing and professional development as necessary to ensure that he has a proper understanding of our operations and business and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and our business and governance policies.

Model Code for Securities Transactions

We have adopted the model code for securities transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of the Directors, who have confirmed that they have complied with the Model Code throughout the year ended December 31, 2006.

Supply of and access to information

In respect of regular board meetings, and so far as practicable in all other cases, our policy prior to listing on the SEHK on March 2, 2006 was to provide at least four days notice prior to a meeting. Following our listing on the SEHK on March 2, 2006, in respect of regular board meetings, our policy is to provide at least fourteen days notice prior to such a meeting and to provide at least four days notice for other meetings. As far as practicable, an agenda and accompanying board papers are delivered in full to all directors at least three days before the intended date of a board meeting.

We supply the Board and its committees with adequate information in a timely manner to enable it to make informed decisions.

Remuneration of Directors and Senior Management

The level and make-up of remuneration and disclosure

We have established a compensation committee, comprising Lawrence Lai-Fu Lin and Michael Austin. The Chairman of the compensation committee is Lawrence Lai-Fu Lin.

The responsibilities of the compensation committee include, among other things:

(i)
annually reviewing and approving our goals and objectives relating to, and evaluating the performance of and determining and approving the compensation to be paid to the chief executive officer including long-term incentive compensation;

(ii)	annually reviewing and making recommendation to the Board with respect to compensation for executive officers other than the chief executive officer;

(iii)	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the employees and consultants; and

(iv)
reviewing and making recommendations to the Board regarding executive compensation philosophy (including determining the compensation of our executive officers), strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers in view of our corporate performance and goals.

The compensation committee takes several factors into consideration when deciding on the compensation of our executive officers. Such factors include (a) the market median relative to a group of peer companies, (b) the performance of our Company, and (c) the work done by each executive officer.

The compensation committee held 2 meetings in 2006 at which it, among other things, approved grants of stock options and restricted shares to certain executive officers of the Company, adopted an amended and restated compensation committee charter and amended the ESPP.

Accountability and Audit

Financial Reporting

In accordance with the US Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq National Market, in fulfilling its oversight responsibilities, the audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

Internal controls

We have implemented a system of internal controls to provide reasonable assurance that our assets are safeguarded, proper accounting records are maintained, appropriate legislation and regulations are complied with, reliable financial information is provided for management and publication purposes and that investment and business risks affecting us are identified and managed.

Pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, to achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal controls over financial reporting. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

In connection with the audit of our financial statements for the three years ended December 31, 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in our internal controls that, in our auditor's judgment, could adversely affect our ability to record, process and report financial data consistent with the assertions of management in the financial statements. The “reportable condition” was our determination that certain volatility assumptions used to compute the fair value of employee stock compensation for pro forma financial disclosure in the footnotes to our financial statements for 2001, 2002 and 2003 were inappropriate. Accordingly, in consultation with the audit committee and our independent accountants, we restated these pro forma amounts in an amended Form 20-F that was filed with the US Securities and Exchange Commission for the fiscal year ended December 31, 2003. This change did not impact our consolidated financial position, results of operations, or cash flows for any of the periods presented.

In 2005 and 2006, we devoted significant resources to improve our internal controls, including appointing Grant Thornton LLP as a consultant to help review our existing stock option plans and employee stock purchase plan. In addition, in order to enhance our accounting personnel resources and technical accounting expertise, we appointed PricewaterhouseCoopers in Taipei to provide quarterly training sessions for our internal accountants with regard to the US GAAP and SEC reporting requirements and International Financial Reporting Standards. We had also recruited personnel with specific experience in handling US reporting issues.

Audit Committee

We have established an audit committee, comprising Keisuke Yawata, Geok Ling Goh and Lawrence Lai-Fu Lin. The Chairman of the audit committee is Keisuke Yawata.

The audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

The other responsibilities of the audit committee include, among other things:

(i)
appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent audit team and pre-approving all non-audit services to be provided by the independent auditor;

(ii)
reviewing the annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information and other material written communications between the independent auditors and management, and any deficiency in, or suggested improvement to, the procedures or practices employed by us as reported by the independent auditors in their annual management letter;

(iii)
reviewing and overseeing the independence of the independent auditors, including a review of management consulting services and related fees, and obtaining a formal statement delineating all relationships between us and the independent auditors;

(iv)	providing oversight and review of our asset management policies;

(v)
reviewing any significant changes required in the independent auditors’ audit plan or auditing and accounting principles; any difficulties during the course of the audit, the effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on our financial statements; and any other matters related to the conduct of the audit;

(vi)
reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

(vii)
establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, potential violations of law and questionable accounting or auditing matters; and

(viii)
overseeing compliance with the requirements of the US Securities and Exchange Commission, the rules and regulations of the Nasdaq for disclosure of independent auditor’s services and audit committee members and activities and with other specified laws and regulations.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements for the year ended December 31, 2006 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee held 7 meetings in 2006 at which it, among other things, reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the audit committee under general accepted auditing standards. In addition, the audit committee has discussed with the independent auditors' independence from management and our Company.

During 2006, the fees paid to our external auditors amounted to HK$7,619,000, of which HK$3,438,000 related to non-audit related services.

Delegation by the Board

Management functions

The Board is responsible for formulating and approving our business strategies, objectives, policies and plans. It is also responsible for monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board has delegated to Sterling Du the power to make and sign all agreements and contracts which he may consider necessary or expedient, provided that he cannot without the consent of a committee of the Board, as described below, or the full Board, commit us to a transaction which will or may require us to expend a sum or sums, or incur liabilities exceeding US$1 million (whether as one sum or in aggregate as part of a series of connected or related transactions).

The Board has delegated to a committee of the Board, which must consist of three board members, one of whom must be Sterling Du and one of whom must be an independent director, the power, authority and discretions of the Board with respect to (a) matters which do not involve us incurring expenditure or liabilities of more than US $5 million (whether as one sum or in aggregate as part of a series of connected or related transactions); or (b) matters which would otherwise require a resolution of the Board to be properly authorized but owing to the nature of such matters or circumstances (including but not limited to time sensitivity, the possibility of lost opportunity and the preservation of or risk of harm to our business or operations) cannot be delayed so as to be considered by the Board (the question whether a matter or circumstance is such that it may be considered by the Committee being determined by the Committee in its absolute discretion).

Board Committees

The Board has prescribed sufficiently clear terms of reference for the audit committee, the compensation committee, and the nominating committee. Each of the audit committee, the compensation committee and the nominating committee have adopted charters that describe their purpose, policies, membership, authority and responsibilities. The committees report back to the Board on their decisions or recommendations to the extent required by legal or regulatory requirements.

Communication with Shareholders

Effective Communication

We and the Board highly value the opinions of our shareholders. We communicate with our shareholders through various channels, including publication of financial results, earnings estimates, press releases and announcements of our latest developments on our corporate website.

The annual general meeting also provides an opportunity for shareholders to exchange views with the Board members.

Voting by poll

The right of shareholders to demand a poll and voting by poll at a general meeting of shareholders is described in the proxy statement for our annual general meeting of shareholders, which will be dispatched to our shareholders.

O2Micro International Limited and
Subsidiaries

Consolidated Financial Statements as of
December 31, 2005 and 2006 and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheet of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2004, 2005 and 2006 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and recorded the effect of a change an accounting principle.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

April 19, 2007

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts)

	December 31
	2005	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents (note 3)	$46,375	$45,438
Restricted cash	5,605	8,342
Short-term investments (note 4)	55,653	19,697
Accounts receivable, net (note 5)	11,460	18,987
Inventories (note 6)	15,943	14,076
Prepaid expenses and other current assets (note 7)	6,665	7,379

Total current assets	141,701	113,919

LONG-TERM INVESTMENTS (note 8)	16,898	24,059

PROPERTY AND EQUIPMENT, NET (note 9)	23,319	41,427

RESTRICTED ASSETS	14,492	14,540

OTHER ASSETS (note 10)	3,245	3,075

TOTAL	$199,655	$197,020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable (note 11)	$5,760	$9,851
Income tax payable	3,907	991
Accrued expenses and other current liabilities (note 12)	14,092	12,212

Total current liabilities	23,759	23,054

ACCRUED RETIREMENT BENEFIT COSTS	-	455

Total liabilities	23,759	23,509

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized - 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized - 4,750,000,000 shares;
Issued - 1,967,824,350 shares and 1,906,969,950 shares as of December 31, 2005 and 2006, respectively	39	38
Treasury stock - 15,030,000 shares and nil as of December 31, 2005 and 2006, respectively	(3,296)	-
Additional paid-in capital	141,532	140,224
Retained earnings	38,739	33,877
Accumulated other comprehensive loss	(1,118)	(628)

Total shareholders’ equity	175,896	173,511

TOTAL	$199,655	$197,020

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts)

	Years Ended December 31
	2004	2005	2006

NET SALES	$92,196	$105,552	$124,915

COST OF SALES	37,403	40,741	56,772

GROSS PROFIT	54,793	64,811	68,143

OPERATING EXPENSES
Research and development (a)	20,260	25,421	31,751
Selling, general and administrative (a)	16,348	20,279	29,209
Patent related litigation	5,334	10,174	10,962
Stock Exchange of Hong Kong listing expenses	-	2,460	786

Total operating expenses	41,942	58,334	72,708

INCOME (LOSS) FROM OPERATIONS	12,851	6,477	(4,565)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,455	2,824	3,627
Impairment loss on long-term investments	-	-	(756)
Gain on sale of long-term investments	340	-	-
Foreign exchange gain (loss), net	648	(443)	(261)
Other, net	262	323	248

Total non-operating income	2,705	2,704	2,858

INCOME (LOSS) BEFORE INCOME TAX (note 13)	15,556	9,181	(1,707)

INCOME TAX EXPENSE (BENEFIT) (note 13)	1,472	1,034	(2,450)

NET INCOME (note 14)	14,084	8,147	743

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	714	(238)	695
Unrealized loss on available-for-sale Securities	(303)	(770)	(205)

Total other comprehensive income (loss)	411	(1,008)	490

COMPREHENSIVE INCOME	$14,495	$7,139	$1,233

EARNINGS PER SHARE:
Basic	$0.0072	$0.0042	$0.0004

Diluted	$0.0070	$0.0041	$0.0004

(Continued)

	Years Ended December 31
	2004	2005	2006

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,957,800	1,961,168	1,932,575

Diluted (in thousands)	2,005,100	1,997,459	1,946,896

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$-	$-	$1,181
Selling, general and administrative	$-	$-	$1,408

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Per Share Amounts)

							Accumulated Other
							Comprehensive Income (Loss)
							Unrealized
			Additional Paid-in Capital				Investment	Cumulative			Total
	Ordinary Shares		Ordinary	Stock		Treasury	Gain	Translation		Retained	Shareholders’
	Shares	Amount	Shares	Options	Total	Stock	(Loss)	Adjustment	Total	Earnings	Equity

BALANCE, JANUARY 1, 2004	1,951,630,800	$39	$136,077	$999	$137,076	$-	$149	$(670)	$(521)	$18,133	154,727

Issuance of:
Shares issued for exercise of stock options	7,858,350	-	1,359	(77)	1,282	-	-	-	-	-	1,282
Shares issued for 1999 Purchase Plan	5,923,950	-	1,032	-	1,032	-	-	-	-	-	1,032
Acquisition and retirement of treasury stock	(6,010,000)	-	(422)	-	(422)	-	-	-	-	(946)	(1,368)
Options granted to nonemployees	-	-	-	613	613	-	-	-	-	-	613
Net income for 2004	-	-	-	-	-	-	-	-	-	14,084	14,084
Foreign currency translation adjustments	-	-	-	-	-	-	-	714	714	-	714
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(303)	-	(303)	-	(303)

BALANCE, DECEMBER 31, 2004	1,959,403,100	39	138,046	1,535	139,581	-	(154)	44	(110)	31,271	170,781

Issuance of:
Shares issued for exercise of stock options	7,422,050	-	1,203	(18)	1,185	-	-	-	-	-	1,185
Shares issued for 1999 Purchase Plan	6,389,200	-	1,110	-	1,110	-	-	-	-	-	1,110
Acquisition of treasury stock - 20,420,000 shares	-	-	-	-	-	(4,355)	-	-	-	-	(4,355)
Retirement of treasury stock	(5,390,000)	-	(380)	-	(380)	1,059	-	-	-	(679)	-
Options granted to nonemployees	-	-	-	36	36	-	-	-	-	-	36
Net income for 2005	-	-	-	-	-	-	-	-	-	8,147	8,147
Foreign currency translation adjustments	-	-	-	-	-	-	-	(238)	(238)	-	(238)
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(770)	-	(770)	-	(770)

BALANCE, DECEMBER 31, 2005	1,967,824,350	39	139,979	1,553	141,532	(3,296)	(924)	(194)	(1,118)	38,739	175,896

Issuance of:
Shares issued for exercise of stock options	5,643,000	-	396	(42)	354	-	-	-	-	-	354
Shares issued for 1999 Purchase Plan	6,980,050	-	985	-	985	-	-	-	-	-	985
Acquisition of treasury stock - 58,447,450 shares	-	-	-	-	-	(7,550)	-	-	-	-	(7,550)
Retirement of treasury stock	(73,477,450)	(1)	(5,240)	-	(5,240)	10,846	-	-	-	(5,605)	-
Options granted to nonemployees	-	-	-	4	4	-	-	-	-	-	4
Stock-based compensation	-	-	-	2,589	2,589	-	-	-	-	-	2,589
Net income for 2006	-	-	-	-	-	-	-	-	-	743	743
Foreign currency translation adjustments	-	-	-	-	-	-	-	695	695	-	695
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(205)	-	(205)	-	(205)

BALANCE, DECEMBER 31, 2006	1,906,969,950	$38	$136,120	$4,104	$140,224	$-	$(1,129)	$501	$(628)	$33,877	$173,511

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2004	2005	2006
OPERATING ACTIVITIES
Net income	$14,084	$8,147	$743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,692	3,684	4,947
Amortization of stock options granted for services	386	264	239
Stock-based compensation	-	-	2,589
Gain on sale of long-term investments	(340)	-	-
Gain on sale of short-term investments	-	(10)	(24)
Deferred income taxes	(68)	527	(845)
Impairment loss on long-term investments	-	-	756
Loss on sale/disposal of property and equipment	3	18	76
Reversal of income tax payable	(375)	(658)	(2,513)
Changes in operating assets and liabilities:
Accounts receivable, net	363	(2,029)	(7,527)
Inventories	(1,618)	(4,712)	1,867
Prepaid expenses and other current assets	(1,278)	(2,721)	(819)
Notes and accounts payable	(2,699)	2,125	4,091
Income tax payable	1,274	814	(403)
Accrued expenses and other current liabilities	1,705	5,570	11
Accrued retirement benefit costs	-	-	90

Net cash provided by operating activities	14,129	11,019	3,278

INVESTING ACTIVITIES
Receivables from employees	116	-	402
Acquisition of:
Property and equipment	(8,354)	(14,870)	(23,367)
Long-term investments	(4,861)	(5,819)	(8,073)
Short-term investments	(166,045)	(151,562)	(98,755)
(Increase) decrease in:
Restricted assets	(1,945)	306	383
Restricted cash	5	(3,718)	(2,699)
Other assets	(187)	(1,750)	(496)
Proceeds from:
Sale of short-term investments	155,021	158,132	134,297
Sale of long-term investments	1,020	-	-
Sale of property and equipment	2	-	4

Net cash (used in) provided by investing activities	(25,228)	(19,281)	1,696

FINANCING ACTIVITIES
Acquisition of treasury stock	(1,368)	(4,355)	(7,550)
Proceeds from:
Exercise of stock options	1,282	1,185	354
Issuance of ordinary shares under 1999 Purchase Plan	1,032	1,110	985

Net cash provided by (used in) financing activities	946	(2,060)	(6,211)

(Continued)

	Years Ended December 31
	2004	2005	2006

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(16)	$377	$300

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,169)	(9,945)	(937)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	66,489	56,320	46,375

CASH AND CASH EQUIVALENTS AT END OF YEAR	$56,320	$46,375	$45,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$641	$292	$1,311

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$-	$1,183	$-
Short-term investments reclassified to restricted assets	$1,144	$1,430	$307

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”) and O2Micro (China) Co., Ltd (“O2Micro-China”). O2Micro-Taiwan is engaged in operations. O2Micro-Japan is engaged in trading. O2Micro-Singapore, O2Micro-China and other subsidiaries are mostly engaged in research and development. To assure the testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in NingBo of the People’s Republic of China (the “PRC”) in August 2005. OceanOne is engaged in semiconductor testing service and was still in its development stage as of December 31, 2006. The Company also established a Taiwanese branch office, O2Micro International Limited-Taiwan Branch (“O2Micro-Taiwan Branch”) to engage in marketing and customer support related services. Due to the duplicated functions between O2Micro-Taiwan Branch and O2Micro-Taiwan, the Board of Directors (“Board”) determined to dissolve O2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O2Micro-Taiwan Branch was not completed as of December 31, 2006.

At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company’s Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering, including the adoption of an Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan (“2005 SIP”) and the 2005 Share Option Plan (“2005 SOP”), general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of HKSE, and a 50-for-1 share split and the implementation of an American depositary share (“ADS”) program with respect to the Company’s Ordinary Shares quoted on The Nasdaq National Market (“Nasdaq”). Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

On December 30, 2005, the Board determined to file with the SEHK for listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 SIP and the 2005 SOP, general issue and repurchase mandates have become effective upon the listing of the Ordinary Shares on SEHK on March 2, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Time deposits with maturities of more than three months, the Company classifies them as short-term investments.

Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash. Restricted assets can be released only upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in US treasury bills, government and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2006, all of the above-mentioned investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than- temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sales securities and are recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon the retirement the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

Research and Development

Research and development costs consist of expenditure incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditure related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $1,108,000 in 2004, $1,447,000 in 2005 and $3,200,000 in 2006, respectively. A portion of these costs was for advertising, which amounted to $367,000 in 2004, $453,000 in 2005 and $535,000 in 2006, respectively.

Pension Costs

For employees who participate in the defined benefit pension plan, their pension costs are recorded based on actuarial calculations.

Income Tax

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed to be more likely than not. In addition, The Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for options granted under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the option grant, between the fair value of the Company’s stock and the exercise price of the option.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

As a result of adopting SFAS No. 123 (R) on January 1, 2006, the Company recorded stock-based compensation of $ 2,589,000 to income before income tax and net income for the year ended December 31, 2006, and resulted in a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impact of stock options, restricted stock units grants and the employee stock purchase plan. The Company’s policy for attributing the value of graded vest share-based payments is a straight-line approach.

At the end of June 2005, the Board approved the acceleration of vesting of certain options. The Board evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company’s market value. In addition, these options had exercise prices in excess of current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which was zero under APB No. 25.

The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the years ended December 31, 2004 and 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

	Years Ended December 31
	2004	2005

Net income as reported (in thousands)	$14,084		$8,147
Add: Stock-based compensation expense included in net income, including tax expense of $0 for 2004 and 2005	-		-
Deduct: Stock-based compensation expense determined under SFAS No. 123. including tax expense of $0 for 2004 and 2005	(6,940)		(15,862)

Pro forma net income (loss)	$7,144		$(7,715)

Pro forma shares used in calculation - basic (in thousands)	1,957,800		1,961,168

Pro forma earnings (loss) per share - basic	$0.0036		$(0.0039)

Earnings per share - basic as reported	$0.0072		$0.0042

Pro forma shares used in calculation - diluted (in thousands)	2,005,100		1,997,459

Pro forma earnings per share - diluted	$0.0036	$	NA

Earnings per share - diluted as reported	$0.0070		$0.0041

Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

In September, November and December 2005, the Company granted 1,100,000, 100,000 and 70,600,000 stock options to employees with the following features:

a.	Employees will be granted fully vested, immediately exercisable stock options to purchase the Company’s ordinary shares.

b.
The Company has the right but is not required to repurchase exercised stock options upon termination of an employee’s service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee’s termination. Mature shares are those that have been held by the employee for a period of more than six months.

c.	Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

d.	There is no requisite service period or other performance criteria required by the employee to earn the stock option.

The total pro forma charge for the immediately vested options was $8,588,000 in 2005 and is included in the table above.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: Assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings.  This election is irrevocable.  SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met.  There is no impact to the Company as a result of the adoption of this statement.

In September, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (hereinafter “SFAS No. 158”). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity’s own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.” The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the Company beginning in the first quarter of 2007. The Company expects that the adoption of FIN No.48 will not have a significant impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on the Company’s financial statements.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

3.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2005	2006

Time deposits	$23,444	$20,200
Savings and checking accounts	18,411	13,180
US treasury bills and corporate bonds	-	12,041
Petty cash	14	17
Cash management account	4,506	-

	$46,375	$45,438

The Company’s cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9% of return which came due on February 21, 2006.

4.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2005	2006

Time deposits	$15,993	$19,697

Available-for-sale securities
US treasury bills	13,909	-
Corporate bonds	24,642	-
Foreign government bonds	1,075	-
Others	34	-

	39,660	-

	$55,653	$19,697

Short-term investments by contractual maturity are as follows:

(In Thousands)

	December 31
	2005	2006

Due within one year	$55,592	$19,668
Due after one year through two years	-	29
Due after two years	61	-

	$55,653	$19,697

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2004 were both $0, for the year ended December 31, 2005 were $12,000 and $2,000, respectively, and for the year ended December 31, 2006 were $26,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2004 were $293,000 and $182,000, respectively, gross unrealized gains and losses at December 31, 2005 were $55,000 and $11,000, respectively, and at December 31, 2006 were $0 and $6,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004, 2005 and 2006.

(In Thousands)

	December 31
	2005.						2006
	Less Than 12 Months		12 Months or Greater		Total		Less Than 12 Months
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses	Value	Losses

Corporate bonds	$24,642	$11	$-	$-	$24,642	$11	$-	$-
Investment in CSMC (note 8)	-	-	3,580	968	3,580	968	2,668	1,123

Total	$24,642	$11	$3,580	$968	$28,222	$979	$2,668	$1,123

5.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2005	2006

Accounts receivable	$11,810	$19,310
Allowances for
Doubtful accounts	(34)	(7)
Sales returns and discounts	(316)	(316)

	$11,460	$18,987

The Group allows an average credit period from 30 to 45 days to its trade customers. The following is an aging analysis of accounts receivables net of impairment losses at the respective balance sheet dates:

(In Thousands)

	December 31
	2005	2006

0 to 30 days	$10,613	$18,510
31 to 60 days	714	449
61 to 90 days	133	28
91 to 120 days	-	-

	$11,460	$18,987

The changes in the allowances are summarized as follows:

(In Thousands)

	Years Ended December 31
	2005	2006
Allowances for doubtful receivables
Balance, beginning of the year	$90	$34
Additions	-	-
Reversal and write-off	(56)	(27)

Balance, end of the year	$34	$7

Allowances for sales returns and discounts
Balance, beginning of the year	$317	$316
Additions	587	848
Write-off	(588)	(848)

Balance, end of the year	$316	$316

6.	INVENTORIES

(In Thousands)

	December 31
	2005	2006

Finished goods	$2,954	$5,412
Work-in-process	8,401	5,375
Raw materials	4,588	3,289

	$15,943	$14,076

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2005	2006

Prepayment to foundry providers	$3,000	$2,940
Interest receivable	1,656	2,203
Prepaid expense	895	1,418
Value-added-tax paid	309	174
Other receivable	211	76
Deferred tax assets	10	31
Others	584	537

	$6,665	$7,379

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2005	2006
Cost method
X-FAB Semiconductor Foundries AG (“X-FAB”)	$4,968	$4,968
360 Degree Web Ltd. (“360 Degree Web”)	1,305	1,305
GEM Services, Inc. (“GEM”)	500	500
Etrend Hightech Corporation (“Etrend”)	960	960
Asia SinoMOS Semiconductor Inc. (“Sinomos”)	5,000	13,073
Philip Ventures Enterprise Fund (“PVEF”)	585	585

	13,318	21,391
Available for sale securities - noncurrent
CSMC Technologies Corporation (“CSMC”)	3,580	2,668

	$16,898	$24,059

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2006, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 1.60% ownership of X-FAB.

The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2006, the Company held 19.52% ownership of 360 Degree Web.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2006, the Company held 333,334 shares at the value of $500,000, which represented a 0.96% ownership of GEM.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2006, the Company held 9.07% ownership of Etrend.

In January 2005, the Company invested ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested preferred shares of $3,288,000 and $4,785,000, respectively. As of December 31, 2006, the Company held 30,101,353 of ordinary and preference shares, representing an 18.44% ownership of Sinomos.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SG$1,000,000 for 20 units in the placement at SG$50,000 per unit. The Company held 2.00% of the fund as of December 31, 2006.

The Company invested in Silicon Genesis Corporation (“SiGen”) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator (“SOI”), stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2006, representing a 0.09% ownership in SiGen.

In August 2004, the Company invested in CSMC’s ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CSMC is a semiconductor foundry company. As of December 31, 2006, the Company held 70,200,000 shares, which represent approximately 2.58% ownership of CSMC. The Company considered that the investment to be other-than-temporary impaired at June 30, 2006 due to the fact that the stock price has been below the cost of HKD 0.50 per share for continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HKD 0.42 per share on June 30, 2006. As of December 31, 2006, the Company recognized unrealized losses of $1,123,000. No additional impairment loss was recognized as the Company does not believe any of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence as at December 31, 2006.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2005	2006
Cost
Freehold Land	$2,510	$11,299
Buildings	8,055	8,055
Equipment	19,056	30,599
Furniture and fixtures	1,229	1,393
Leasehold improvements	2,045	3,385
Transportation equipment	241	514
Prepayment for property and equipment	3,034	1,426

	36,170	56,671

	December 31
	2005	2006
Accumulated depreciation
Buildings	$132	$313
Equipment	11,116	12,569
Furniture and fixtures	586	786
Leasehold improvements	966	1,465
Transportation equipment	51	111

	12,851	15,244

	$23,319	$41,427

Depreciation expense recognized during the years ended December 31, 2005 and 2006 were approximately $3,388,000 and $4,545,000, respectively.

In view of the expansion of the Company’s operations in the PRC, the Company acquired buildings located in Shanghai, the PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (see note 10). In April 2006, the Company purchased 29,935 square feet of freehold land in Hsin-Chu, Taiwan for a future facility for a total purchase price of approximately $8,789,000 (NT$286,421,000) which is included above.

10.	OTHER ASSETS

(In Thousands)

	December 31
	2005	2006

Land use rights, net	$1,407	$1,379
Deferred charges, net	665	618
Refundable deposits	493	560
Deferred income tax assets - noncurrent	62	295
Prepayment for land use rights	208	215
Long-term notes receivable from employees	410	8

	$3,245	$3,075

All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of the Company’s operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, the PRC. The total contracted price was $717,000 (RMB 5,600,000) (2005: $694,000) of which $215,000 (RMB 1,680,000) (2005: $208,000) has been paid as of December 31, 2006 and such amount has been included in the prepayment for land use rights.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007 and has been repaid in full as of December 31, 2006.

11.	NOTES AND ACCOUNTS PAYABLE

The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

(In Thousands)

	December 31
	2005	2006

0 to 30 days	$5,747	$9,448
31 to 60 days	1	262
61 to 90 days	-	90
91 to 120 days	-	-
Over 120 days	12	51

	$5,760	$9,851

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2005	2006

Salaries, bonus and benefits	$3,424	$3,844
Legal and audit fees	3,916	3,187
Promotional expenses	48	743
Withholding tax payable	223	260
Payable for acquisition of equipment	1,183	248
Value-added tax payable	209	243
Deferred income tax liabilities	698	107
Commissions	145	105
SEHK listing expenses	1,970	-
Other accrued expenses	2,276	3,475

	$14,092	$12,212

13. INCOME TAX

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2004	2005	2006

Cayman Islands	$15,496	$6,226	$(3,395)
Foreign	60	2,955	1,688

	$15,556	$9,181	$(1,707)

Income tax expense (benefit) consisted of:

(In Thousands)

	Years Ended December 31
	2004	2005	2006

Current	$1,540	$507	$(1,605)
Deferred	(68)	527	(845)

Income tax expense (benefit)	$1,472	$1,034	$(2,450)

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) is as follows:

	Years Ended December 31
	2004	2005	2006

Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	7.09%	15.69%	35.21%
Research and development credits	(6.08%)	(9.56%)	(20.86%)
Adjustments to prior years’ taxes	3.49%	(9.11%)	(190.22%)
Change in valuation allowance	4.59%	9.74%	35.62%
Others	0.37%	4.50%	(3.28%)

Effective tax rate	9.46%	11.26%	(143.53%)

The deferred income tax assets and liabilities as of December 31, 2005 and 2006 consisted of the following:

(In Thousands)

	December 31
	2005	2006
Deferred income tax assets
Research and development credits	$5,189	$5,553
Net operating loss carryforwards	46	51
Accrued vacation	30	158
Depreciation and amortization	238	353
Deferred interest deductions	31	326
Others	90	29

	5,624	6,470
Valuation allowance	(5,552)	(6,144)

Total net deferred income tax assets	72	326

Deferred income tax liabilities
Withholding tax liabilities	647	-
Unrealized foreign exchange	-	42
Unrealized capital allowance	51	65

Total deferred income tax liabilities	698	107

Net deferred income tax (liabilities) assets	$(626)	$219

Balance sheet caption reported in:
Prepaid expenses and other current assets (note 7)	$10	$31
Other assets (note 10)	62	295
Accrued expenses and other current liabilities (note 12)	698	107

	$(626)	$219

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $871,000 and $592,000 for the years ended December 31, 2005 and 2006, respectively.

As of December 31, 2006, O2 Micro, Inc. had US federal and state research and development credit carryforwards of approximately $3,300,000 and $2,253,000, respectively. The US federal research and development credit will expire from 2012 through 2026 if not utilized, while the state research and development credit will never expire.

The Company reversed $375,000 and $2,513,000 of income tax payable for the 2000 and 2001 tax years in September 2004 and in September 2006, respectively, due to completion of the examination and approval of its filed Taiwan income tax return for the years ended December 31, 2000 and 2001. The tax authorities also determined a tax refund for 2001 income tax; therefore, the Company recognized additional income tax benefit of $69,000 and received the refund in October 2006.

On May 24, 2004, O2Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower value to the Taiwan Customs Authority than the correct value that was reported on O2Micro-Taiwan’s tax return for the tax years of 2003 and 2004. The Taiwan Ministry of Finance approved the rectification of the value of the imported goods in 2005. The completion of the rectification resulted in the reversal of a contingent income tax liability of $658,000 reversed and an income tax benefit was recognized in 2005.

14.	NET INCOME

(In Thousands)

	Years Ended December 31
	2004	2005	2006

Net income is arrived at after charging (crediting) :
Staff cost excluding directors’ emoluments	$19,508	$24,388	$35,345
Auditors’ remuneration	312	665	409
Depreciation and amortization	2,692	3,684	4,947
Amortization of stock option granted for services	386	264	239
Stock-based compensation	-	-	2,589
Gain on sale of long-term investments	(340)	-	-
Gain on sale of short-term investments	-	(10)	(24)
Impairment loss on long-term investments	-	-	756
Loss on sales of property and equipments	3	18	76

15.	DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors

Details of emoluments paid by the Company to the directors of the Company during the three years periods ended December 31, 2006 are as follows:

(In Thousands)

	Years Ended December 31
	2004	2005	2006

Fees	$113	$139	$208
Salaries and other benefits	495	485	639
Retirement benefit contribution	-	2	3

Total emoluments	$608	$626	$850

The emoluments of the directors were within the following bands:

	Years Ended December 31
	2004	2005	2006
	Number of directors	Number of directors	Number of directors

Nil to HK$1,000,000	5	6	5
HK$1,000,001 to HK$1,500,000	2	2	-
HK$1,500,001 to HK$2,000,000	-	-	3

Five highest paid individuals’ emoluments

Total emoluments payable to these five individuals are as follows:

(In Thousands)

	Years Ended December 31
	2004	2005	2006

Salaries and other benefits	$738	$800	$915
Bonuses	883	796	964

Total emoluments	$1,621	$1,596	$1,879

None of the directors was the five highest paid individuals of the Company for the years ended December 31, 2004 and 2005. One of the directors was the five highest paid individuals of the Company for the year ended December 31, 2006.

	Years Ended December 31
	2004	2005	2006
	Number of individuals	Number of individuals	Number of individuals

HK$1,000,001 to HK$1,500,000	3	-	-
HK$1,500,001 to HK$2,000,000	-	4	2
HK$2,000,001 to HK$2,500,000	1	-	2
HK$5,500,001 to HK$6,000,000	-	1	-
HK$6,000,001 to HK$6,500,000	1	-	-
HK$7,000,001 to HK$7,500,000	-	-	1

During the three years ended December 31, 2006, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any emoluments during the three years ended December 31, 2006.

16.	RETIREMENT AND PENSION PLANS

The Company has a savings plan for that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or office are located to comply with local statutes and practices. For the years ended December 31, 2004, 2005 and 2006, pension costs charged to income in relation to the contributions to these schemes were $568,000, $861,000 and $1,293,000 respectively. In October 2006, the Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Standards Labor Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan. The measurement date of the plan is December 31.

The component of net periodic benefit cost is as follows:

(In Thousands)

2006

Service cost	$4
Interest cost	16
Expected return on plan assets	-
Amortization of the transition obligation	70

Net Periodic benefit cost	$90

The funded status of the plan is as follows:

(In Thousands)

December 31, 2006

Project benefit obligation	$(464)
Plan assets at fair value	9

Funded status of the plan	$(455)

The change in fair value on plan assets is follows:

(In Thousands)

2006

Employer contributions	$9
Actual return on plan assets	-

Fair value of plan assets, end of year	$9

The actuarial assumptions are as follows:

2006

Discount rate	3.5%
Rate of compensation increases	2.0%
Expected long-term rate of return on plan assets	2.5%

17.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2005 and 2006, 6,389,200 and 6,980,050 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2006, 15,851,950 shares were available for issuance.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2006, the number of options outstanding and exercisable was 17,520,850 and 17,520,850, respectively, under the 1997 Stock Plan, and 272,942,250 and 221,683,400 under the 1999 Stock Incentive Plan.

The Board adopted the 2005 SOP which was effective on March 2, 2006, the date the Company completed the SEHK listing, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2006, the number of options outstanding and exercisable was 16,279,900 and 1,654,200, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2006, and changes during the year then ended is presented as follows:

	Number of Outstanding Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2006	310,484,350	$0.2364
Granted	21,988,400	$0.1731
Exercised	(5,643,000)	$0.0630
Forfeited or expired	(20,086,750)	$0.2451

Outstanding Options, December 31, 2006	306,743,000	$0.2344	6.80	$1,644,000

Vested and Expected to Vest Options at December 31, 2006	286,332,400	$0.2350	6.74	$1,546,000

Exercisable Options at December 31, 2006	240,858,450	$0.2354	6.62	$1,346,000

The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 were $1,528,000, $841,000 and $177,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0017-$0.0010	2,758,300	1.99	$0.0087	2,758,300	$0.0087
$0.0790-$0.1198	8,149,050	3.38	$0.0945	7,673,650	$0.0930
$0.1292-$0.1948	63,871,700	5.73	$0.1672	48,746,800	$0.1711
$0.2013-$0.2994	178,082,000	7.54	$0.2310	136,095,900	$0.2283
$0.3076-$0.4836	53,881,950	6.38	$0.3577	45,583,800	$0.3632

Balance, December 31, 2006	306,743,000	6.80	$0.2344	240,858,450	$0.2354

Share Incentive Plan

The Board adopted the 2005 SIP which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The Company granted RSUs to employees in 2006. The RSUs vest over a requisite service period of 4 years and expire 8 years from the date of grant.

A summary of the status of the Company’s RSUs as of December 31, 2006, and the changes during the year ended December 31, 2006 is presented as follows:

	Number of Outstanding Awards	Weighted Average Exercise Price

Initial shares authorized	-
Granted	8,085,250	$0.1736
Vested	-	$-
Forfeited and expired	(170,500)	$0.1736

Nonvested at December 31, 2006	7,914,750	$0.1736

As of December 31, 2006, there was $3,778,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 3.01 years. The total fair value of RSUs vested during the year ended December 31, 2006 was $ 0.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2004, 2005 and 2006, was $2,314,000, $2,295,000 and $1,339,000, respectively.

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board for grants prior to August 23, 2000. The fair value of subsequent option grants or RSU grants was based on the market price of ordinary shares on the day of grant.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility for a period equal to the options’ expected term when the Company has sufficient historical data as a public company; otherwise, the Company uses historical volatilities of stock prices of companies similar to the Company. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

	Stock Options		Employee Stock Purchase Plan
	Years Ended December 31		Years Ended December 31
	2005	2006	2005	2006

Risk-free interest rate	4.06%	4.45%-5.10%	2.20%- 3.96%	4.47%-5.12%
Expected life	5-7 years	5-7 years	0.26-0.51 years	0.25-0.26 years
Volatility	65%	67%-71%	38%-78%	44%-51%
Dividend	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2004, 2005 and 2006 were $0.1726, $0.1338 and $0.1062, respectively. The weighted-average fair values for purchase rights granted pursuant to the 1999 Purchase Plan during the years ended December 31, 2005 and 2006 were $0.0675 and $0.0316, respectively. There is no purchase rights granted pursuant to the 1999 Purchase Plan during the year ended December 31, 2004.

Ordinary Shares Reserved

As of December 31, 2006, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	306,743,000
Outstanding RSUs	7,914,750
Shares reserved for future stock option grants	83,720,100
Shares reserved for 1999 Purchase Plan	15,851,950
Shares reserved for Awards	67,085,250

481,315,050

18.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31
	2004	2005	2006

Net income (in thousands)	$14,084	$8,147	$743

Weighted average thousand shares outstanding - basic	1,957,800	1,961,168	1,932,575
Effect of dilutive securities:
Options (in thousands)	47,300	36,291	14,321

Weighted average thousand shares outstanding - diluted	2,005,100	1,997,459	1,946,896

Earnings per share - basic	$0.0072	$0.0042	$0.0004

Earnings per share - diluted	$0.0070	$0.0041	$0.0004

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 61,351,850 shares at $0.2994 to $0.4836 as of December 31, 2004, 128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005 and 254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006.

The antidilutive RSUs excluded were 5,295,000 shares as of December 31, 2006.

19.	COMMITMENTS

Capital Commitments

As described in note 10, the land use right purchase commitment was $502,000 as of December 31, 2006.

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2011. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2006, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases
(In Thousands)

2007	$1,670
2008	723
2009	365
2010	369
2011	62

Total minimum lease payments	$3,189

20.	CONTINGENCIES

The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2006, the Company has deposited an amount of New Taiwan dollars equivalent to approximately $14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

The Company has been in litigation against Monolithic Power Systems (“MPS”) in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company’s products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company’s motion for summary judgment that MPS lacked evidence of damages. Trial on MPS’ claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. MPS has appealed the jury verdict. As the case currently stands, MPS will not be able to recover damages unless it is able to overturn both the summary judgment and the jury verdict or seek injunctive relief or attorneys' fees unless it is able to overturn the jury verdict.

In addition, the Company has filed patent infringement actions in the US District Court in the Eastern District of Texas, the US District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of December 31, 2006, no provision for any litigation has been provided.

21.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments is as follows:

(In Thousands)

	December 31
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$46,375	$46,375	$45,438	$45,438
Restricted cash	5,605	5,605	8,342	8,342
Short-term investments	55,653	55,653	19,697	19,697
Long-term investment in CSMC	3,580	3,580	2,668	2,668
Restricted assets	14,492	14,416	14,540	14,507

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investment in CSMC, are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

22.	SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company’s semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2004	2005	2006

PRC	$55,930	$60,889	$92,801
Korea	10,345	22,957	15,018
Japan	6,092	6,323	9,603
Taiwan	18,898	14,891	6,559
Others	931	492	934

	$92,196	$105,552	$124,915

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

(In Thousands)

	December 31
	2004	2005	2006

Taiwan	$2,772	$7,795	$21,261
PRC	757	8,244	13,015
U.S.A.	6,551	6,804	6,669
Singapore	327	274	335
Others	351	202	147

	$10,758	$23,319	$41,427

For the year ended December 31, 2004, one customer accounted for 17.5% of net sales. For the year ended December 31, 2005 and 2006, no customers accounted for 10% or more of net sales.

23.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND HONG KONG FINANCIAL REPORTING STANDARDS

I. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), which differ in certain significant respects from Hong Kong Financial Reporting Standards (“HKFRS”).

(a) Stock Based Compensation

Prior to January 1, 2006, under US GAAP the Company could account for stock-based compensation issued to employees using one of the two following methods.

1) Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

2) Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The FASB issued SFAS No. 123 (R) “Share-Based Payment” which requires companies to recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005.  Prior to the adoption of SFAS No. 123 (R) on January 1, 2006, the Company has adopted the intrinsic value method of accounting for its stock options and the fair value of the stock options was presented for disclosure purpose (see Note 2).

There has been no HKFRS covering the recognition and measurement of these transactions prior to issue of HKFRS 2 “Share-based payments” which became effective on January 1, 2005. HKFRS 2 requires recognition of the fair value of shares and options awarded to employees over the period to which the employee’s services relate. Under HKFRS 2, an entity is required to measure the employee services received by reference to the fair value of the equity instruments at the grant date.

There is generally no significant difference in the fair value used under SFAS No. 123 (R) and HKFRS 2 for measuring the compensation cost of employee arrangements, except for the guidance in related to share-based payments with grade vesting features. Under SFAS No. 123 (R), an accounting policy choice exists for awards with a service condition only either: (a) amortize the entire grant on a straight-line basis over the longest vesting period, or (b) recognize a charge similar to HKFRS 2. Under HKFRS 2, compensation charge is recognized on an accelerated basis to reflect the vesting as it occurs. Accordingly, adjustments are made to record the additional charge resulted from different amortization method used for stock-based awards granted subsequent to January 1, 2006.

Had the Company prepared the financial statements under HKFRS, the Company would have adopted the fair value based method in accounting for stock options and details of the corresponding effect on the net income are set out in Part II (a) below.

(b) Property and equipment

HKFRS requires the recognition of an item of property and equipment as an asset only if it is probable that future economic benefits associated with the item were flow to the entity and the cost of the item can be measured reliably.

In relation to the prepayment of property and equipment, no future economic benefits flow to the entity as the property and equipment are not held for use in the production or supply of goods or services.

Under US GAAP, the prepayment of property and equipment are allowed to be included into the category of property and equipment.

No significant GAAP difference in respect of the accounting for property and equipment is noted for the three years ended December 31, 2006 except for the classification of the balance sheet items as set out in Part II (b) below.

(c) Inventory valuation

Inventories are carried at cost under both US GAAP and HKFRS. However, if there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market value”. Under US GAAP, a write-down of inventories to the lower of cost or market value at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market value under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin. Under HKFRS, a write-down of inventories to the lower of cost or market value at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market value under HKFRS is net realizable value.

No significant GAAP difference in respect of the accounting for inventory valuation is noted for the three years ended December 31, 2006.

(d) Leases

Under HKFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

No significant GAAP difference in respect of the accounting for leases is noted for the three years ended December 31, 2006 except for the classification of the balance sheet items as set out in Part II (b) below.

(e) Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and HKFRS.

Under HKFRS, deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry-forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred taxation, HKFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using local tax laws and rates enacted at the balance sheet date. Under HKFRS, deferred tax assets and liabilities are always classified as non-current items.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference in respect of the accounting for deferred income taxes is noted for the three years ended December 31, 2006 except for the classification of the balance sheet items as set out in Part II (b) below.

(f) Impairment of asset

HKFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the assets. Recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, an entity reviews for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the assets. Subsequent reversal of the loss is prohibited.

No significant GAAP difference in respect of the accounting for impairment of asset is noted for the three years ended December 31, 2006.

(g) Research and development costs

HKFRS requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

1.	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

2.	its intention to complete the intangible asset and use or sell it;

3.	its ability to use or sell the intangible asset;

4.
how the intangible asset will generate probable future economic benefits. Among other things, the enterprise can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

5.	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

6.	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

1.	those incurred on behalf of other parties under contractual arrangements;

2.	those that are unique for enterprises in the extractive industries;

3.
certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

4.	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant GAAP difference in respect of the accounting for research and development costs is noted for the three years ended December 31, 2006.

(h) Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and HKFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under HKFRS, interest received and paid may be classified as an operating, investing, or financing activity.

(i) Other comprehensive income

Comprehensive income is net income plus gains and losses that are recognized directly in equity rather than in net income.

Under HKFRS, there is no specific guidance on the presentation of other comprehensive income. Items of gain and loss that are not recognized in the income statements (such as foreign exchange translation gain or loss) are recognized in reserves separate from retained earnings and are disclosed in the statement of changes in equity.

US GAAP requires disclosure of total comprehensive income and accumulated other comprehensive income, either as a separate primary statement or combined with income statement, or with statement of changes in stockholders’ equity.

(j) Segment reporting

Under HKFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

The segment information prepared under HKFRS is presented below in Part II (d).

II (a) The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders’ equity in accordance with HKFRS are summarized as follows:

(In Thousands)

	Years Ended December 31
	2004	2005		2006
Net income attributable to holders of ordinary shares as reported under US GAAP	$14,084		$8,147	$743
HKFRS adjustments
(i) Stock-based compensation under HKFRS 2 for the years ended December 31, 2004 and 2005, respectively (Note)	(6,940)		(15,862)	-
(ii) Additional stock-based compensation recognized under HKFRS 2 for the year ended December 31, 2006	-		-	(456)

Net income (loss) attributable to holders of ordinary shares under HKFRS	$7,144		$(7,715)	$287

Net income (loss) per share under HKFRS
- basic	$0.0036		$(0.0039)	$0.0001

- diluted
	$0.0036	$	NA	$0.0001

Note: For the purpose of this reconciliation, the stock-based compensation costs under HKFRS 2 for each of the years ended December 31, 2004 and 2005 are determined based on the assumption that the Company would have adopted the fair value based method in accounting for stock options granted prior to and during these years without adoption of the transitional provision allowed under HKFRS 2.

(b) Under HKFRS, the Company’s consolidated total assets and liabilities at December 31, 2005 and 2006 are as follows:

(In Thousands)

	December 31
	2005	2006
Non-current assets
Long-term investments	$16,898	$24,059
Property and equipment, net	20,285	40,001
Restricted assets	14,492	14,540
Deferred tax assets	72	326
Prepayment for property and equipment	3,034	1,426
Prepaid lease payments	1,378	1,350
Other assets	1,776	1,401

	57,935	83,103

Current assets
Cash and cash equivalents	46,375	45,438
Restricted cash	5,605	8,342
Short-term investments	55,653	19,697
Accounts receivables, net	11,460	18,987
Inventories	15,943	14,076
Prepaid lease payments	29	29
Prepaid expenses and other current assets	6,655	7,348

	141,720	113,917

Total assets	199,655	197,020

Current liabilities
Notes and accounts payable	5,760	9,851
Income tax payable	3,907	991
Accrued expenses and other current liabilities	13,394	12,105

	23,061	22,947

Total assets less current liabilities	176,594	174,073

Non-current liabilities
Deferred tax liabilities	698	107
Accrued retirement benefit costs	-	455

	698	562

Net assets	$175,896	$173,511

Net current assets	$118,659	$90,970

Except for the reclassification as current or non-current items with respect to deferred tax assets and liabilities, prepayment for property and equipment and land use rights, there are no other adjustments and reclassification made to the Company’s consolidated balance sheets prepared under US GAAP for conversion into HKFRS.

(c) Reconciliation of shareholders’ equity as at December 31, 2004, 2005 and 2006 is as follows:

(In Thousands)

		Stock based	Stock-based
		compensation	compensation
		recognized	recognized
	US	under US	under
	GAAP	GAAP	HKFRS 2	HKFRS
		Note 1	Note 2

At December 31, 2004

Shareholders’ equity
Ordinary shares	$39			$39
Additional paid-in capital	139,581	(2,928)	31,667	168,320
Accumulated other comprehensive loss (gain):
Unrealized investment gain reserve	(154)			(154)
Translation reserve	44			44
Retained earnings	31,271	2,928	(31,667)	2,532

	$170,781			$170,781

At December 31, 2005

Shareholders’ equity
Ordinary shares	$39			$39
Treasury stock	(3,296)			(3,296)
Additional paid-in capital	141,532	(2,928)	47,529	186,133
Accumulated other comprehensive loss :
Unrealized investment gain reserve	(924)			(924)
Translation reserve	(194)			(194)
Retained earnings (deficit)	38,739	2,928	(47,529)	(5,862)

	$175,896			$175,896

At December 31, 2006

Shareholders’ equity
Ordinary shares	$38			$38
Additional paid-in capital	140,224	(2,928)	47,985	185,281
Accumulated other comprehensive loss (gain):
Unrealized investment gain reserve	(1,129)			(1,129)
Translation reserve	501			501
Retained earnings (deficit)	33,877	2,928	(47,985)	(11,180)

	$173,511			$173,511

Notes:

1.	Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to year 2004 amounted to approximately $2,928,000.

2.	Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS 2 for the periods prior to year 2004 amounted to approximately $24,727,000.

(d)	Segment information presented under HKFRS for the three years ended December 31, 2006:

The Company has only one business segment which designs, develops and markets high performance semiconductors for power management and security applications.

The five largest customers of the Group accounted for about 46.5%, 30.3% and 33.1% of the total revenue of the Group fro the year ended December 31, 2004, 2005 and 2006 respectively. The largest customer accounted for about 17.5%, 8.3% and 8.5% of the total revenue of the Group for the year ended December 31, 2004, 2005 and 2006 respectively.

The five largest suppliers of the Group accounted for about 74.8%, 76.2% and 79.5% of the total purchases of the Group fro the year ended December 31, 2004, 2005 and 2006 respectively. The largest supplier accounted for about 17.2%, 31.3% and 23.1% of the total purchases of the Group for the year ended December 31, 2004, 2005 and 2006 respectively.

An analysis by geographical segment, as determined by the customer’s ship-to-location is as follows:

(In Thousands)

	Years Ended December 31
	2004	2005	2006
Turnover:
PRC	$55,930	$60,889	$92,801
Korea	10,345	22,957	15,018
Japan	6,092	6,323	9,603
Taiwan	18,898	14,891	6,559
Others	931	492	934

	$92,196	$105,552	$124,915

Segment results:
PRC	$33,386	$38,426	$50,453
Korea	7,163	14,865	8,968
Japan	4,144	3,434	4,138
Taiwan	9,428	7,738	3,958
Others	672	348	626

	54,793	64,811	68,143

(Continued)

	Years Ended December 31
	2004	2005	2006

Research and development	(20,260)	(25,421)	(30,570)
Selling, general and administrative	(16,348)	(20,279)	(27,801)
Patent related litigation	(5,334)	(10,174)	(10,962)
Stock Exchange of Hong Kong listing expenses	-	(2,460)	(786)
Stock-based compensation	(6,940)	(15,862)	(3,045)

Income (loss) from operations	5,911	(9,385)	(5,021)

Non-operating income, net	2,705	2,704	2,858

Income (loss) before income tax	8,616	(6,681)	(2,163)

Income tax (expense) benefit	(1,472)	(1,034)	2,450

Net income (loss)	$7,144	$(7,715)	$287

24. DISTRIBUTABLE RESERVES

In the opinion of the directors of the Company, the Company did not have any distributable profits as at December 31, 2005 and 2006. However, the directors have not made any determination as to whether any of the share premium account of the Company may be distributable for the purposes of Cayman Islands law.

25. SUBSEQUENT EVENT

There is no significant event which has occurred to any business or group company since December 31, 2006.